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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/12___ AND ENDING ___12/31/12___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Automated Trading Desk Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

388 Greenwich, 29th floor

(No. and Street)

New York   N.Y.   10013
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba   212-816-1117
                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG, LLP___
(Name – If individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC
(S.E.C. I.D. No. 8-52261)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm)

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Table of Contents

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17(a)-5(e)(3).

Affirmation

I, Christopher Permenter, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Automated Trading Desk Financial Services, LLC (the Company) for as of December 31, 2012, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Member
Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Automated Trading Desk Financial Services, LLC as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 26, 2013

2

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	4,359,749
Due from affiliated clearing broker		116,305,552
Due from broker		33,175,870
Financial instruments owned, held at clearing broker – at fair value		107,649,132
Accounts receivable		3,099,056
Due from affiliates		950,315
Other assets		128,165
Total assets	$	265,667,839

Liabilities and Member's Equity

Liabilities:		
Financial instruments sold, not yet purchased – at fair value	$	100,981,246
Due to Parent and affiliates		3,701,437
Due to broker		378,367
Accounts payable and accrued expenses		2,668,046
Total liabilities		107,729,096
Commitments and contingencies (note 7)		
Member's equity		157,938,743
Total liabilities and member's equity	$	265,667,839

See accompanying notes to statement of financial condition.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2012

(1) Organization, Nature of Operations, and Significant Accounting Policies

Automated Trading Desk Financial Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the NASDAQ Exchange (NASDAQ), NYSE/Arca (NYSE), the NYSE AMEX Options Exchange (AMEX), the Boston Stock Exchange (BSE), the Chicago Stock Exchange (CHX), the CBOE Exchange (CBSX), the National Stock Exchange (NSX), the Nasdaq BX Exchange (BX), the BATS Exchange (BATS), the NASDAQ Options Market (NOM), and the Philadelphia Stock Exchange (PHLX).

The Company was organized on September 1, 1999, and is a wholly owned subsidiary of Automated Trading Desk, LLC (the Parent, or the Member) which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding, Inc. (CGMHI) which is a wholly owned subsidiary of Citigroup, Inc. (Citigroup).

(a) Nature of Operations

The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(e) Trading Rebates and Access Fees

The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks (ECN), NASDAQ, and other broker-dealers. In the statement of financial condition, trading rebates are netted against the

access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate.

(f)   Regulatory Transaction Fees

The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. The Company writes off any receivables aged over 120 days as uncollectible.

(2)   Fair Value of Financial Instruments

The accounting literature defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.

- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments at fair value:

	Level 1	Level 2	Level 3
Financial instruments owned, held at clearing broker	$ 107,649,132	—	—
Financial instruments sold, not yet purchased	100,981,246	—	—

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature. There were no transfers between Level 1, Level 2 and Level 3 investments during the year.

(3)   Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in CGMHI's U.S. federal income tax return. Under an income allocation agreement with CGMHI, the Company's federal, state, and local income taxes are provided on a separate company basis based on rates determined in accordance with the income tax agreement. Also, pursuant to the agreement, all temporary differences are treated as current tax items and the tax effects on such differences

are included in intercompany tax settlements with CGMHI. At December 31, 2012, the Company has an outstanding payable due to the Parent that was reduced by $102,585 related to income taxes.

In the absence of such an agreement, the Company would have reported a net deferred tax liability of $17,021 at December 31, 2012 related to prepaid expenses.

The Company maintains no tax reserves for uncertain tax positions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York State and City	2006

(4) Related Party Transactions

(a) Affiliated Clearing Broker

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. The Company has transitioned the clearing of all principal and broker-dealer client transactions to an affiliated clearing broker during the year. The amount due from clearing broker relates primarily to principal trading activity.

(b) Cash

Cash at December 31, 2012 included $612,322 held at Citibank, N.A., an affiliated company.

(c) Management and Software Licensing Fees

The Parent and CGMHI provide the Company with administrative, technology and support staff and fund other overhead, occupancy and operating costs, which include compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. As of December 31, 2012, Due to Parent and affiliates included $1,832,945 for these fees.

(d) Execution Costs

The Company receives trading rebates from and pays access fees to affiliates in the normal course of routing order flow. As of December 31, 2012, $950,315 of these rebates are included in Due from affiliates and Due to Parent and affiliates were lowered by $345,845 for these fees.

(e) Intercompany Note

In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from Citigroup Financial Products, Inc. (CFPI), an affiliate. There was no borrowing against this loan in 2012.

6 (Continued)

(f) *Shared Services*

In the course of operations, certain expenses of the Company are paid for and reimbursed to affiliates. As of December 31, 2012, the amount related to these shared service expenses included in Due to Parent and affiliates in the statement of financial condition is $2,316,922.

(5) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2012, the Company had net capital of $127,935,964, which was $126,935,964 in excess of its required net capital of $1,000,000.

The Company has signed a proprietary accounts of introducing brokers (PAIB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(6) Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at fair values of the related securities as of December 31, 2012 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

(7) Commitments and Contingencies

(a) *Contingencies*

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(Continued)

(b) ***Risks and Uncertainties***

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

(c) ***Concentrations***

The Company considers significant clients to be clients who account for 10% or more of principal transactions revenue. There were three clients that individually accounted for 19%, 17% and 11%, respectively, of the Company's principal transactions revenue.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in the statement of financial condition through February 26, 2013, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition as of December 31, 2012.